ARCH CHEMICALS, INC.

501 Merritt Seven

Norwalk, Connecticut 06851

February 20, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arch Chemicals, Inc.

Annual Report on Form 10-K

Ladies and Gentlemen:

I am enclosing, on behalf of Arch Chemicals, Inc., one complete signed copy of Arch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The financial statements in the Annual Report do not reflect changes from the preceding year in accounting principles or practices or in the method of applying any such principles or practices.

Thank you.

Very truly yours,

/s/ Meghan E. DeMasi
Meghan E. DeMasi
Controller